          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma condensed combined financial information for insci-statements.com, corp. ("insci") consists of the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended March 31, 2000 and the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2000.

         On May 24, 2000, insci entered into an exchange agreement to acquire 100% of the outstanding common stock of Lognet 2000, Inc., ("Lognet"), in exchange for 2,500,000 restricted shares of insci common stock. Lognet is engaged in the manufacture of hardware and software products which are designed for linkage between personal computers and central computers. The unaudited pro forma condensed combined financial statements give effect to the Lognet acquisition as if the companies had combined as of April 1, 1999.

         For pro forma purposes, (i) insci's audited consolidated balance sheet at March 31, 2000 has been combined with Lognet's audited consolidated balance sheet at December 31, 1999, and (ii) insci's audited consolidated statement of operations for the year ended March 31, 2000 has been combined with Lognet's audited consolidated statement of operations for the year ended December 31, 1999. The pro forma financial information is presented for illustrative purposes only and therefore is not necessarily indicative of what the actual financial results would have been had the transaction taken place on April 1, 1999 and does not purport to indicate the results of future operations.

         The unaudited pro forma condensed combined financial information has been prepared using the purchase method of accounting, whereby the total cost of the acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the effective date of the acquisition. The allocations reflected in the unaudited pro forma condensed combined financial information are preliminary and subject to revision. It is not expected that the final allocation of purchase price will produce materially different results from those presented herein.

         The pro forma financial information should be read in conjunction with the related notes included in this filing and the audited financial statements and notes of insci, incorporated by reference herein and the audited financial statements and notes of Lognet included elsewhere in this filing.
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
                                            INSCI-STATEMENTS.COM, CORP.
                               UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                                  MARCH 31, 2000
                                                  (in thousands)
                                                             INSCI           LOGNET      PRO FORMA
                                                           03/31/00         12/31/99    ADJUSTMENTS     PRO-FORMA
                                                           --------         --------    -----------     ---------
ASSETS

Current assets:

  Cash and cash equivalents                                 $ 1,911          $    68      $              $  1,979
  Accounts receivable, net                                    2,567              342                        2,909
  Inventory                                                       4              102                          106
  Prepaid expenses and other current assets                      35               27                           62
                                                            -------          -------      -------        --------
                                                              4,517              539            -           5,056
                                                            -------          -------      -------        --------

Property and equipment, net                                   1,822              184                        2,006
Deposits                                                        255                                           255
Goodwill, net of accumulated amortization of $624                                           5,633 (A)       5,633
Other assets                                                    591              133                          724

                                                            -------          -------      -------        --------
                                                            $ 7,185          $   856      $ 5,633        $ 13,674
                                                            =======          =======      =======        ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

  Bank line of credit                                       $   460          $   386      $              $    846
  Accounts payable                                            1,082              370                        1,452
  Accrued expenses:
    Compensation                                                126                                           126
    Vacation                                                    317                                           317
    Incentive                                                   344                                           344
    Other                                                       409              436                          845
  Other current liabilities                                     309                           216 (C)         525
  Current portion of capital lease obligations                  384                                           384
  Deferred revenue                                            1,146                                         1,146
                                                            -------          -------      -------        --------
                                                              4,577            1,192          216           5,985
                                                            -------          -------      -------        --------

Capital lease obligations, net of current portion               409                                           409
Other liabilities                                                                220                          220

Commitments and contingencies

Stockholders' equity:

  Preferred Stock                                                 9              451         (451)(B)           9
  Common Stock                                                  129                1           24 (B)         154
  Additional paid-in capital                                 38,656            1,444        6,969 (B)      47,069
  Deferred compensation                                        (938)                                         (938)
  Accumulated deficit                                       (35,657)          (2,482)      (1,095)(B)     (39,234)
  Accumulated other comprehensive income                                          30          (30)(B)           -
                                                            -------          -------      -------        --------
                                                              2,199             (556)       5,417           7,060
                                                            -------          -------      -------        --------
                                                            $ 7,185          $   856      $ 5,633        $ 13,674
                                                            =======          =======      =======        ========

          The accompanying notes are an integral part of this unaudited pro forma financial information.

                                            INSCI-STATEMENTS.COM, CORP.
                          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                                         FOR THE YEAR ENDED MARCH 31, 2000
                                     (in thousands, except per share amounts)

                                                         INSCI         LOGNET         PRO-FORMA
                                                       03/31/00       12/31/99       ADJUSTMENTS    PRO FORMA
                                                       --------       --------       -----------    ---------

Revenue                                                $ 11,020       $ 1,678        $    -          $ 12,698

Cost of revenue                                           4,747           355             -             5,102
                                                       --------       -------        ------          --------
Gross margin                                              6,273         1,323             -             7,596

Expenses:

  Sales and marketing                                     4,011           504             -             4,515

  Product development                                     3,351           848           624 (D)         4,823

  General and  administrative                             4,815         1,529             -             6,344

  Non-recurring expenses:

    Software capitalization write-down                    2,758             -             -             2,758

    Acquisition-related expenses                            712             -             -               712
                                                       --------       -------        ------          --------
                                                         15,647         2,881           624            19,152
                                                       --------       -------        ------          --------
Loss from operations                                     (9,374)       (1,558)         (624)          (11,556)

Other income (expense)                                      (92)          (74)            -              (166)
                                                       --------       -------        ------          --------
Net loss                                                 (9,466)       (1,632)         (624)          (11,722)

Preferred stock dividends                                (1,567)            -             -            (1,567)
                                                       --------       -------        ------          --------
Net loss applicable to common shares                   $(11,033)      $(1,632)       $ (624)         $(13,289)
                                                       ========       =======        ======          ========

Net loss per common share - basic and diluted          $  (1.11)      $ (2.32)                       $  (1.07)
                                                       ========       =======                        ========

Pro forma weighted average common shares
  outstanding - basic and diluted                         9,967           702         1,798 (E)        12,467
                                                       ========       =======        ======          ========

          The accompanying notes are an integral part of this unaudited pro forma financial information.

                           INSCI-STATEMENTS.COM, CORP.
                 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL INFORMATION

NOTE 1

         The unaudited pro forma information gives effect to insci-statements.com, corp.'s ("insci") acquisition of Lognet 2000, Inc. ("Lognet") through a merger and exchange of shares using the purchase method of accounting. Under the terms of the acquisition agreement insci-statements.com, corp. acquired all of the stock of Lognet in exchange for 2,500,000 restricted shares of insci common stock. The unaudited pro forma combined financial statements reflect this transaction as if it had taken place as of April 1, 1999.

         The unaudited pro forma financial statements are presented for illustrative purposes only and therefore are not necessarily indicative of the operating results or financial position that might have been achieved had the transaction occurred as of an earlier date, nor are they necessarily indicative of operating results or financial position that may occur in the future.

         These unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of insci, incorporated by reference herein and Lognet, included elsewhere in this filing.

NOTE 2

         The unaudited pro forma condensed combined statement of operations reflects insci's audited consolidated statement of operations for the fiscal year ended March 31, 2000 combined with Lognet's audited consolidated statement of operations for the year ended December 31, 1999.

         The unaudited pro forma condensed combined balance sheet reflects insci's audited consolidated balance sheet at March 31, 2000 combined with Lognet's audited consolidated balance sheet at December 31, 1999.

NOTE 3

         The preliminary purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed. The preliminary purchase price allocation is based on the Company's estimates of respective fair values. The components of the purchase price and preliminary allocation are as follows:

     2,500,000 restricted shares of insci common  stock            $8,438
     Debt assumed                                                     488
     Acquisition costs                                                216
                                                                   ------
          Total consideration & acquisition costs                  $9,142
                                                                   ======

     Preliminary allocation of purchase price:
          Current assets                                           $3,319
          Property & equipment                                        172
          Other assets                                                140
          Goodwill                                                  6,257
          Current liabilities                                        (522)
          Other liabilities                                          (224)
                                                                   ------
          Total                                                    $9,142
                                                                   ======

The unaudited pro forma financial information gives effect to the following pro forma adjustments:


(A) Represents the remaining unamortized excess of consideration paid over the fair market value of net assets (goodwill) that will be amortized over ten years.

(B) Reflects the elimination of Lognet's historical equity accounts, the issuance of 2,500,000 restricted shares of insci common stock in exchange for 4,615,316 shares of Lognet common stock, the amortization of goodwill as reflected in the unaudited pro forma statement of operations for the fiscal year ended March 31, 2000, approximately $3.94 million in proceeds received by Lognet for the issuance of Lognet shares, and an adjustment for the results of Lognet's operations from January 1, 2000 through May 24, 2000.

(C)  Represents an adjustment to accrue acquisition and transaction costs.

(D) Includes additional amortization related to goodwill in the amount of $624 for the fiscal year ended March 31,2000.

(E) Pro forma weighted average shares of insci includes all common shares outstanding at March 31, 2000, giving effect to the issuance of 2,500,000 common shares to acquire Lognet and excluding the weighted average shares of Lognet.